2884 Sand Hill Road Suite 200 Menlo Park, CA 94025 T 650.234.6000 roberthalf.com

September 17, 2020

Via EDGAR (filed as Correspondence)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, D.C. 20549

Attention: Donna Di Silvio and Rufus Decker

Re:  Robert Half International Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2019
        Filed February 14, 2020
        File No. 1-10427

Dear Ms. Di Silvio and Mr. Decker:

This letter responds to SEC Staff comments regarding the Form 10-K for the fiscal year ended December 31, 2019, of Robert Half International Inc. (the “Company”) filed on February 14, 2020. For your convenience, we have restated the comments contained in the Staff’s letter dated September 3, 2020, in bold font. Below are our corresponding responses to the comments.

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Cash Flows, page 25

1.Please tell us in detail and disclose what the cash activity represents in the payments for and redemptions from employee deferred compensation plans cash flows line items, the type of entity with which these transactions are occurring (e.g., rabbi trust) and the types of securities being bought and sold. If the cash activity in either of these line items includes more than just buying and selling securities, please explain. Also, explain how any cash and cash equivalents included in deferred compensation plan assets at each balance sheet date are treated in your statements of cash flows. Tell us whether you or plan participants direct the investments (i.e., buying, selling or rebalancing the securities) and the frequency with which these transactions occur. Finally, tell us your basis in GAAP for classifying the cash activity in each of these line items as investing cash flows, rather than operating cash flows. Refer to ASC 230-10-45, including paragraph 45-19.

The Company maintains two rabbi trusts —the Deferred Compensation Plan Trust (“DCP”) and the Deferred Salary Savings Plan Trust (“DSSP”)—with the purpose of holding assets intended to satisfy certain of its deferred compensation plan obligations to employees. Both trusts hold assets in a variety of publicly traded mutual funds and money market funds, which are classified as other current assets in the Consolidated Statements of Financial Position.

For both the DCP and the DSSP, cash investing activity in the Consolidated Statements of Cash Flows is currently described as “Payments for employee deferred compensation plans” and “Redemptions from employee deferred compensation plans”. This activity represents solely the purchase and sale of investments held in rabbi trusts related to our deferred compensation plans.

Securities and Exchange Commission
September 17, 2020

In response to the Staff's comment, in future filings the Company will update the investing activity in the Consolidate Statements of Cash Flows with new descriptions to more clearly state the nature of the activity:
•Purchase of investments held in rabbi trusts
•Proceeds from sale of investments held in rabbi trusts

Investments in the DSSP rabbi trust are directed by the Company. The Company has directed the Trustee to invest the assets of the trust to correspond with the plan participants’ selections from pre-approved funds within their record-keeping accounts. Such transactions occur in the normal course as employees make adjustments to their record-keeping accounts. Investments in the DCP rabbi trust are directed by the Trustee in accordance with the Company’s investment policy, which is structured to offset changes in the related deferred compensation liability, and investment changes occur infrequently.

ASC 230-10-45-6 states that “Not all investments that qualify are required to be treated as cash equivalents. An entity shall establish a policy concerning which short-term, highly liquid investments that satisfy the definition of cash equivalents are treated as cash equivalents. For example, an entity having banking operations might decide that all investments that qualify except for those purchased for its trading account will be treated as cash equivalents, while an entity whose operations consist largely of investing in short-term, highly liquid investments might decide that all those items will be treated as investments rather than cash equivalents.”

Consistent with this guidance, the Company’s accounting policy is that all instruments held in rabbi trusts for purposes of satisfying deferred compensation plan obligations, inclusive of money market funds, are classified as investments. Money market funds held for purposes of general treasury operations are considered cash equivalents. In response to the Staff's comment, in future filings the Company will enhance its policy disclosures to clarify this position as follows:

“Cash and Cash Equivalents. The Company considers all highly liquid investments with a maturity at the date of purchase of three months or less as cash equivalents. This includes money market funds that meet the requirements to be treated as cash equivalents. However, money market funds held in rabbi trusts that are being used as investments to satisfy the Company’s obligations under its deferred compensation plans are treated as investments and recorded in other current assets.”

In accordance with ASC 230-10-45-19, the nature and purpose for which the securities in the two trusts were acquired are consistent with the classification as an investing activity rather than as an operating activity. The Company’s investment strategy is not to actively buy and sell securities with the objective of generating profits on short-term differences in market prices; accordingly, the Company believes that classification of the purchases and sales of these securities as investing activities in the statement of cash flows is the most appropriate presentation. The evaluation of the nature and purpose of the investment is performed separately from the related deferred compensation liability. Although payments under the deferred compensation plans are ultimately an operating activity (and are presented as such in the Company’s Consolidated Statements of Cash Flows), the Company views its investment in securities within the trusts as a vehicle to support its ability to pay such deferred compensation amounts in the future as described in further detail above.

Securities and Exchange Commission
September 17, 2020

Accordingly, the Company disclosed that the securities are related to satisfying its liabilities under the deferred compensation plans. It is not the objective of the Company to increase its earnings associated with these investments.
Note A - Summary of Significant Accounting Policies
Fair Value of Financial Instruments, page 27
2.Please quantify and show us as of each balance sheet date the composition of the underlying assets that comprise your deferred compensation plan assets disclosed on page 31. Also, revise your fair value disclosures to provide more detailed information related to the underlying assets. Refer to ASC 820-10-50-2(a), ASC 820-10-50-2B and ASC 820-10-55-100.
The following table sets forth the composition of the underlying assets which comprise our deferred compensation plan assets.

Summary of Employee Deferred Compensation Plans Asset Value (in thousands)

	December 31, 2019	December 31, 2018
Balance by investment type:
Money market funds	$ 141,295	$ 126,076
Mutual funds	257,147	185,632
Employee deferred compensation plan assets	$ 398,442	$ 311,708

In response to the Staff's comment, in future filings the Company will add language to Note D: Other Current Assets to clarify the underlying nature of its deferred compensation plan assets as follows: “The Company holds publicly traded mutual funds and money market funds to help satisfy the Company’s liabilities under its deferred compensation plans, which are carried at fair value based on quoted market prices in active markets for identical assets (level 1) with gains and losses recorded in income.”

We also will add a table to Note A – Summary of Significant Accounting Policies, Fair Value of Financial Instruments, which disaggregates our rabbi trust assets based on the nature, characteristics and risks of the investments, thereby presenting publicly traded mutual funds and money market funds as separate line items, consistent with the disaggregation presented above. Please see the table below using the Form 10-K for the fiscal year ended December 31, 2019, as a representation of how we plan on displaying this information.

Securities and Exchange Commission
September 17, 2020

Fair Value Measurements Using
	Balance at December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds	$ 141,295	$ 141,295	—	—
Mutual funds	$ 257,147	$ 257,147	—	—

Fair Value Measurements Using
	Balance at December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds	$ 126,076	$ 126,076	—	—
Mutual funds	$ 185,632	$ 185,632	—	—

Please do not hesitate to call me at (925) 913-2895 if you have any questions or would like any additional information regarding this matter.

/s/ Michael C. Buckley

Michael C. Buckley
Executive Vice President, Chief Financial Officer

cc:	Evelyn Crane-Oliver, SVP Secretary and General Counsel
Stephen Hilton, SVP Corporate Controller and Treasurer